Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 15 DATED MARCH 1, 2018
TO THE PROSPECTUS DATED APRIL 6, 2017

This supplement No. 15 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 15 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•an update to our tax disclosures and
•the recent share pricing information.
Updated Tax Disclosures
The following supersedes and replaces the section entitled “Questions and Answers About this Offering-Q: Will the distributions I receive be taxable as ordinary income?” on page 8 of the prospectus:
Q: Will the distributions I receive be taxable as ordinary income?
A: The federal income tax treatment of distributions that you receive, including distributions that are reinvested pursuant to our distribution reinvestment plan, depends upon various factors. Your distributions may be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits, or a portion of such distributions may be designated as qualified dividends or capital gain dividends, both of which are subject to taxation at capital gains rates that do not exceed 20% for non-corporate stockholders. Distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are treated as ordinary income. Under recently passed tax legislation commonly referred to as the Tax Cuts and Jobs Act, the rate brackets for individual taxpayers’ ordinary income are adjusted, the top tax rate is reduced from 39.6% to 37%, and ordinary REIT dividends are taxed at even lower effective rates. Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017 and before January 1, 2026, distributions from REITs that are treated as dividends but are not designated as qualified dividends or capital gain dividends are taxed as ordinary income after deducting 20% of the amount of the dividend in the case of non-corporate stockholders. At the maximum ordinary income tax rate of 37% applicable for taxable years beginning after December 31, 2017 and before January 1, 2026, the maximum tax rate on ordinary REIT dividends for non-corporate stockholders is 29.6%. In addition, we may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. Dividends received from REITs are generally not eligible to be taxed at the lower capital gain rates applicable to individuals for “qualified dividends” from taxable corporations. In certain circumstances, we may designate a portion of our distributions as qualified dividends, e.g., if we receive qualified dividends, but we do not expect to designate a substantial portion of our distributions as qualified dividends.
Because depreciation expense reduces taxable income but does not reduce cash available for the payment of distributions, and because we initially expect such depreciation expense to exceed our non-deductible expenditures, a portion of your distributions may be considered nondividend distributions (return of capital) for tax purposes. These amounts will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, we suggest you consult with your tax advisor. See “Federal Income Tax Considerations.”
The following supersedes and replaces the section entitled “Risk Factors-Federal Income Tax Risks-Compliance with REIT requirements may force us to liquidate otherwise attractive investments” beginning on page 54 of the prospectus:
Compliance with REIT requirements may force us to liquidate otherwise attractive investments.
To qualify as a REIT, at the end of each calendar quarter, at least 75% of our assets must consist of cash, cash items, government securities and qualified real estate assets. The remainder of our investments in securities (other than qualified real estate assets and government securities) generally cannot include more than 10% of the voting securities of any one issuer or more than 10% of the value of the outstanding securities of any one issuer. Additionally, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% (for taxable years beginning after December 31, 2017) of the value of our assets may be represented by securities of one or more taxable REIT subsidiaries. Finally, no more than 25% of our assets may consist of debt instruments that are issued by “publicly offered REITs” and would not otherwise be treated as qualifying real estate assets. In order to satisfy these requirements, we may be forced to liquidate otherwise attractive investments.
The following supersedes and replaces the section entitled “Risk Factors-Federal Income Tax Risks-Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates on “qualified dividends”” on page 56 of the prospectus:
Generally, ordinary dividends payable by REITs do not qualify for reduced U.S. federal income tax rates on “qualified dividends.”
The maximum U.S. federal income tax rate for “qualified dividends” payable by U.S. corporations to individual U.S. stockholders (as such term is defined under “Federal Income Tax Considerations” below) is 20%. However, ordinary dividends payable by REITs are generally not eligible for the reduced rates applicable to qualified dividends and generally are taxed as ordinary income rates. Non-corporate investors may perceive investment in REITs to be relatively less attractive than investments in the stocks of other corporations whose dividends are taxed at lower rates as qualified dividends, even taking into account the lower 37% maximum rate for ordinary income and the 20% deduction for ordinary REIT dividends received in taxable years beginning after December 31, 2017 and before January 1, 2026.
The following supersedes and replaces the section entitled “Risk Factors-Federal Income Tax Risks-Legislative, regulatory or administrative changes could adversely affect us or our stockholders” beginning on page 56 of the prospectus:
Legislative, regulatory or administrative changes could adversely affect us or our stockholders
Legislative, regulatory or administrative changes could be enacted or promulgated at any time, either prospectively or with retroactive effect, and may adversely affect us and/or our stockholders.
On December 22, 2017 the Tax Cuts and Jobs Act was signed into law. The Tax Cuts and Jobs Act makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In addition to reducing corporate and individual tax rates, the Tax Cuts and Jobs Act eliminates or restricts various deductions. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The Tax Cuts and Jobs Act makes numerous large and small changes to the tax rules that do not affect the REIT qualification rules directly but may otherwise affect us or our stockholders.
While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Code may have unanticipated effects on us or our stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the Internal Revenue Service will issue administrative guidance on the changes made in the Tax Cuts and Jobs Act.
We urge you to consult with your own tax advisor with respect to the status of the Tax Cuts and Jobs Act and other legislative, regulatory or administrative developments and proposals and their potential effect on an investment in shares of our common stock.
The following supersedes and replaces the section entitled “Description of Capital Stock-Distribution Reinvestment Plan-Tax Consequences of Participation” on page 139 of the prospectus:
Tax Consequences of Participation
If a stockholder elects to participate in the distribution reinvestment plan, the stockholder will be treated as receiving, in lieu of the reinvested cash distribution, a distribution of additional shares of the same class of common stock on which the distribution is made. If the stockholder is subject to federal income taxation, the stockholder will be treated for federal income tax purposes as if he or she has received a dividend, to the extent of our current and accumulated earnings and profits, in an amount equal to the fair value on the relevant distribution date of the shares of the class of common stock purchased with the reinvested distributions, and will be taxed on the amount of such distribution as ordinary income (after taking into account a 20% deduction for ordinary REIT dividends received by individuals in taxable years beginning after December 31, 2017 and before January 1, 2026) to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the distribution as a capital gain dividend in which event the appropriate portion of the distribution will be treated as long-term capital gain to the extent the distribution does not exceed our current and accumulated earnings and profits. See “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable U.S. Stockholders” and “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Non-U.S. Stockholders.”
The following is added to the section entitled “Federal Income Tax Considerations” immediately following the fifth paragraph on page 146 of the prospectus:
The Tax Cuts and Jobs Act was signed into law on December 22, 2017. The Tax Cuts and Jobs Act makes significant changes to the U.S. federal income tax rules for taxation of individuals and corporations, generally effective for taxable years beginning after December 31, 2017. In the case of individuals, the tax brackets are adjusted, the top federal income rate is reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received) and various deductions are eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate is reduced to 21%. These rates do not include the 3.8% Affordable Care Act tax. The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect the REIT qualification rules directly but may otherwise affect us or our stockholders.
While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Code may have unanticipated effects on us or our stockholders. Moreover, Congressional leaders have recognized that the process of adopting extensive tax legislation in a short amount of time without hearings and substantial time for review is likely to have led to drafting errors, issues needing clarification and unintended consequences that will have to be revisited in subsequent tax legislation. At this point, it is not clear if or when Congress will address these issues or when the Internal Revenue Service will issue administrative guidance on the changes made in the Tax Cuts and Jobs Act.
Prospective stockholders are urged to consult with their tax advisors with respect to the status of the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common stock.
The following supersedes and replaces the third bullet on page 147 of the prospectus in the section entitled “Federal Income Tax Considerations-Taxation of the Company”:

•	We may be subject to the alternative minimum tax for taxable years beginning before January 1, 2018.
The following supersedes and replaces the second bullet on page 148 of the prospectus in the section entitled “Federal Income Tax Considerations-Taxation of the Company”:

•
If we have net income from the sale or disposition of “foreclosure property,” as described below, that is held primarily for sale in the ordinary course of business or other non-qualifying income from foreclosure property, we will be subject to corporate income tax on such income at the highest applicable rate (21% for taxable years beginning after December 31, 2017).

The following supersedes and replaces the fourth bullet on page 148 of the prospectus in the section entitled “Federal Income Tax Considerations-Taxation of the Company”:

•
If we fail to satisfy any of the REIT asset tests, as described below, other than certain de minimis failures, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions in the Code, we will be required to pay a tax equal to the greater of $50,000 or tax at the highest corporate income tax rate (21% for taxable years beginning after December 31, 2017) on the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

The following supersedes and replaces the third paragraph in the section entitled “Federal Income Tax Considerations-Taxation of the Company-Effect of Subsidiary Entities-Taxable Subsidiaries” on page 150 of the prospectus:
Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. For example, if amounts paid to a REIT or deducted by a taxable REIT subsidiary due to transactions between a REIT, its lessees or a taxable REIT subsidiary exceed the amount that would be paid to or deducted by a party in an arm’s-length transaction, the REIT generally will be subject to a tax equal to 100% of such excess. The 100% tax also applies to “redetermined services income,” i.e., non-arm’s length income of a REIT’s TRS attributable to services provided to, or on behalf of, the REIT (other than services provided to REIT tenants, which are potentially taxed as “redetermined rents).”
The following supersedes and replaces the fifth bullet in the section entitled “Federal Income Tax Considerations-Taxation of the Company-Asset Tests” on page 154 of the prospectus:

•	The aggregate value of all securities of taxable REIT subsidiaries held by us may not exceed 20% (for taxable years beginning after December 31, 2017) of the value of our gross assets.
The following supersedes and replaces the sixth paragraph beginning on page 155 of the prospectus in the section entitled “Federal Income Tax Considerations-Taxation of the Company-Asset Tests”:
After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test or the 10% asset test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets or otherwise satisfy the requirements of such asset tests within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of the total value of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of this amount, as long as the failure was due to reasonable cause and not willful neglect and, following our identification of the failure, we filed a schedule in accordance with the Treasury Regulations describing each asset that caused the failure, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps to satisfy the requirements of the applicable asset test within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred, including the disposition of sufficient assets to meet the asset tests and paying a tax equal to the greater of $50,000 or 21% (for taxable years beginning after December 31, 2017) of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the relevant asset test.
The following is added immediately following the first complete paragraph on page 157 of the prospectus in the section entitled “Federal Income Tax Considerations-Taxation of the Company-Annual Distribution Requirements”:
The Tax Cuts and Jobs Act contains provisions that may change the way we calculate our REIT taxable income and that our subsidiaries calculate their taxable income in taxable years beginning after December 31, 2017. Under the Tax Cuts and Jobs Act, we will have to accrue certain items of income before they would otherwise be taken into income under the Code if they are taken into account in our applicable financial statements. We have not yet identified any material import of this provision. Additionally, for taxable years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits interest deductions for businesses, whether in corporate or pass-through form, to the sum of the taxpayer’s business interest income for the tax year and 30% of the taxpayer’s adjusted taxable income for the tax year. This limitation could apply to our operating partnership, underlying partnerships and our taxable REIT subsidiaries. This limitation does not apply to an “electing real property trade or business.” We have not yet determined whether we or any of our subsidiaries will elect out of the new interest expense limitation or whether each of our subsidiaries, particularly our taxable REIT subsidiaries, is eligible to elect out. One consequence of electing to be an “electing real property trade or business” is that the new expensing rules will not apply to certain property used in an electing real property trade or business. In addition, in the case of an electing real property trade or business, real property and “qualified improvement property” are depreciated under the alternative depreciation system, with 40-year useful life for nonresidential real property and a 20-year useful life for qualified improvement property (although a potential drafting error makes the useful life for qualified improvement property uncertain). Finally, there are new limitations on the use of net operating losses arising in taxable years beginning after December 31, 2017.
The following supersedes and replaces the second paragraph in the section entitled “Federal Income Tax Considerations-Taxation of the Company-Failure to Qualify” on page 157 of the prospectus:

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate income tax rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable to stockholders who are individual U.S. stockholders at a maximum rate of 20%, and dividends received by our corporate U.S. stockholders may be eligible for the dividends-received deduction. Unless we are entitled to relief under specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.
The following supersedes and replaces the section entitled “Federal Income Tax Considerations-Taxation of the Company-Foreclosure Property” on page 158 of the prospectus:
Foreclosure Property
Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property; (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated; and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate income tax rate (21% for taxable years beginning after December 31, 2017) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.
The following supersedes and replaces the first and second paragraphs in the section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable U.S. Stockholders-Distributions” on page 159 of the prospectus:
Distributions
Provided that we continue to qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends-received deduction for corporations. U.S. stockholders who are individuals are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains). With limited exceptions, however, dividends received by individual U.S. stockholders from us or from other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate U.S. stockholders will be entitled to deduct 20% of ordinary REIT dividends they receive. In combination with the 37% maximum rate applicable to non-corporate U.S. stockholders in such years, ordinary REIT dividends are subject to a maximum tax rate of 29.6%, as compared with the 39.6% rate applicable in taxable years beginning before January 1, 2018. These rates do not include the 3.8% Affordable Care Act tax.
Distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains to the extent that they do not exceed our actual net capital gains for the taxable year, without regard to the period for which the U.S. stockholder has held its shares. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 20% in the case of non-corporate U.S. stockholders, and 21% (for taxable years beginning after December 31, 2017) for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate to the extent of previously claimed depreciation deductions for non-corporate U.S. stockholders.
The following supersedes and replaces the first paragraph in the section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable U.S. Stockholders-Dispositions of Our Common Stock” beginning on page 160 of the prospectus:

Dispositions of Our Common Stock
In general, a U.S. stockholder will realize gain or loss upon the sale or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis in the common stock at the time of the disposition. A U.S. stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of our common stock will be subject to a maximum federal income tax rate of 20% if shares of our common stock are held for more than 12 months and will be taxed at ordinary income rates (of up to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026) if shares of our common stock are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21% (for taxable years beginning after December 31, 2017), whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a higher capital gain tax rate of 25% to a portion of capital gain realized by a non-corporate holder on the sale of REIT shares that would correspond to the REIT’s “unrecaptured Section 1250 gain.” Capital losses recognized by a U.S. stockholder upon the disposition of shares of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying certain holding period rules, will be treated as a long-term capital loss to the extent of capital gain dividends received from us.
The following supersedes and replaces the section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Taxable U.S. Stockholders-Passive Activity Losses and Investment Interest Limitations” on page 161 of the prospectus:
Passive Activity Losses, Excess Business Losses and Investment Interest Limitations
Dividends that we distribute and gain arising from the sale, redemption or exchange by a U.S. stockholder of shares of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to shares of our common stock. Similarly, for taxable years beginning after December 31, 2017, non-corporate U.S. holders cannot apply “excess business losses” against dividends that we distribute and gains arising from the disposition of our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of shares or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.
The following supersedes and replaces the first paragraph in the section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Non-U.S. Stockholders-Capital Gain Dividends” on page 163 of the prospectus:
Capital Gain Dividends
Under FIRPTA, a distribution made by us to a non-U.S. stockholder, to the extent attributable to gains from dispositions of U.S. real property interests held by us directly or through pass-through subsidiaries, must be reported in U.S. federal income tax returns filed by, and are treated as effectively connected with a U.S. trade or business of, the non-U.S. stockholder. Such gains are subject to federal income tax at the rates applicable to U.S. stockholders and, in the case of a non-U.S. corporate stockholder a 30% branch profits tax (or a lower rate of tax under the applicable income tax treaty). We are required to withhold tax at the maximum corporate income tax rate (21% for taxable years beginning after December 31, 2017) from distributions that are attributable to gains from the sale or exchange of U.S. real property interests. The Treasury Regulations recognize that REITs generally make their capital gain dividend designations after the distributions have been made and, accordingly, apply the withholding obligation on a “catch-up” basis.
The following supersedes and replaces the section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Non-U.S. Stockholders-Dispositions and Repurchases of Our Common Stock” beginning on page 163 of the prospectus:

Dispositions and Repurchases of Our Common Stock
Unless shares of our common stock constitute a U.S. real property interest or the distribution is attributable to gain from our sale of a U.S. real property interest (as discussed below), a sale of the shares or a redemption of the shares that is treated as a sale or exchange by a non-U.S. stockholder generally will not be subject to federal income taxation under FIRPTA. A redemption that is not treated as an exchange will be taxed in the same manner as regular distributions under the rules described above. See “-Taxation of U.S. Stockholders-Taxation of Taxable U.S. Stockholders-Redemption of Our Common Stock” for a discussion of when a redemption will be treated as a sale or exchange and related matters.
Our common stock will not constitute a U.S. real property interest if we are a “domestically controlled REIT.” A domestically controlled REIT is a REIT in which, at all times during the 5-year period ending on the date of disposition of shares of our common stock, less than 50% in value of its outstanding shares are held directly or indirectly by non-U.S. stockholders. We believe we will be a domestically controlled REIT and, therefore, the sale of our common stock should not be subject to taxation under FIRPTA. Because our shares may be purchased or redeemed daily, however, no assurance can be given that we are, or will remain, a domestically controlled REIT.
In the event that we do not constitute a domestically controlled REIT, a non-U.S. stockholder’s sale of our common stock nonetheless will generally not be subject to tax under FIRPTA as a sale of a U.S. real property interest, provided that (1) shares of our common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and (2) the selling non-U.S. stockholder owned, actually or constructively, 10% or less of our outstanding common stock at all times during a specified testing period. As previously noted, however, we do not expect any of our shares to be regularly traded on an established securities market.
In addition, even if we are a domestically controlled REIT, upon disposition of our shares, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a U.S. real property interest if the non-U.S. stockholder (1) disposes of an interest in our shares during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a U.S. real property interest and (2) acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our shares within 30 days after such ex-dividend date. The foregoing rules do not apply to a transaction if the 5% regularly traded test described above is satisfied with respect to the non-U.S. stockholder. As previously noted, however, we do not expect shares of our common stock to be regularly traded on an established securities market at any time and, therefore, we do not expect the exception for non-U.S. stockholders that satisfy the 5% regularly traded test to apply.
A repurchase of shares generally will be taxable under FIRPTA to the extent the distribution in the repurchase of the shares is attributable to gains from our dispositions of U.S. real property interests. To the extent the distribution is not attributable to gains from our dispositions of U.S. real property interests, the excess of the amount of money received in the repurchase over the non-U.S. stockholder’s basis in the repurchased shares will be taxable if we are not a domestically controlled REIT. The IRS has confirmed that repurchase payments may be attributable to gains from dispositions of U.S. real property interests (except when the 10% publicly traded exception would apply), but has not provided any guidance to determine when and what portion of a repurchase payment is a distribution that is attributable to gains from our dispositions of U.S. real property interests. Due to the uncertainty, we may withhold at the maximum corporate income tax rate (21% for taxable years beginning after December 31, 2017) from all or a portion of repurchase payments to non-U.S. stockholders. To the extent the amount of tax we withhold exceeds the amount of a non-U.S. stockholder’s U.S. federal income tax liability, the non-U.S. stockholder may file a U.S. federal income tax return and claim a refund.
If gain on the sale of shares of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.
Gain from the sale of shares of our common stock that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.
Qualified Shareholders
Subject to the exception discussed below, a qualified shareholder who holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA on distributions by us or dispositions of our common stock.

While a qualified shareholder will not be subject to FIRPTA on distributions by us or dispositions of our common stock, a distribution to a qualified shareholder that otherwise would have been taxable under FIRPTA will be treated as an ordinary dividend, and certain investors of a qualified shareholder (i.e., non-U.S. persons who hold interests in the qualified shareholder (other than interests solely as a creditor), and hold more than 10% of our common stock (whether or not by reason of the investor’s ownership in the qualified shareholder) may be subject to FIRPTA and FIRPTA withholding.
A qualified shareholder is a non-U.S. person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code), and (iii) maintains records on the identity of each person who, at any time during the foreign person’s taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.
Qualified Foreign Pension Funds
A qualified foreign pension fund (or an entity all of the interests of which are held by a qualified foreign pension fund) that holds our common stock directly or indirectly (through one or more partnerships) will not be subject to FIRPTA on distributions by us or dispositions of our common stock. A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.
The section entitled “Federal Income Tax Considerations-Taxation of Stockholders-Taxation of Non-U.S. Stockholders-Recent FIRPTA Amendments” beginning on page 164 of the prospectus is deleted in its entirety.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from February 1 to February 28, 2018, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
February 1, 2018	$11.72	$11.75	$11.76	$11.76	$11.75
February 2, 2018	$11.72	$11.76	$11.76	$11.76	$11.75
February 5, 2018	$11.72	$11.76	$11.76	$11.77	$11.75
February 6, 2018	$11.73	$11.76	$11.77	$11.77	$11.75
February 7, 2018	$11.71	$11.75	$11.75	$11.76	$11.74
February 8, 2018	$11.71	$11.75	$11.75	$11.76	$11.74
February 9, 2018	$11.72	$11.75	$11.76	$11.76	$11.74
February 12, 2018	$11.72	$11.75	$11.76	$11.76	$11.75
February 13, 2018	$11.72	$11.76	$11.76	$11.76	$11.75
February 14, 2018	$11.72	$11.76	$11.76	$11.77	$11.75
February 15, 2018	$11.72	$11.76	$11.76	$11.77	$11.75
February 16, 2018	$11.72	$11.76	$11.76	$11.77	$11.75
February 20, 2018	$11.73	$11.77	$11.77	$11.78	$11.76
February 21, 2018	$11.73	$11.77	$11.77	$11.78	$11.76
February 22, 2018	$11.72	$11.76	$11.77	$11.77	$11.76
February 23, 2018	$11.72	$11.76	$11.77	$11.77	$11.76
February 26, 2018	$11.72	$11.76	$11.77	$11.77	$11.76
February 27, 2018	$11.73	$11.77	$11.77	$11.78	$11.76
February 28, 2018	$11.74	$11.78	$11.78	$11.79	$11.77

(1)	Shares of Class D common stock are currently being offered pursuant to a private placement offering.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.